Exhibit 99.1

ITURAN LOCATION AND CONTROL LTD.
A RECIEPT OF PURCHASE ORDER FOR THE INFRASTRUCTURE EQUIPMENT
FOR SECOND AND THIRD PHASES OF DEPLOYMENT IN KOREA

September 6, 2006 – Ituran Location and Control Ltd. (Nasdaq/TASE: ITRN) announced today that Telematics Wireless Ltd, a subsidiary of the company has been awarded today a $14.6M order by it’s Korean customer for the supply of infrastructure equipment for further deployment of the Telematics’ Terrestrial Location system. The system enables the Korean service provider to deliver location based services for people, cargo and cars throughout the area of South Korea. The order was followed by the reception of a Down payment.

The Korean operating Company, privately owned by local investors, is currently completing the first deployment phase of the Telematics’ system, and the initiation of location based services in Korea’s capital – Seoul.

The new order is an expedited turn on of the second and third phases of the agreement between Telematics and the Korean company. The first phase of the agreement for the deployment in Seoul was initiated in July 2005.

According to the agreement, Telematics will supply the infrastructure equipment – until third quarter of 2007. The project is expected be completed by the Korean company until the end of 2007 and to the Company’s estimation, approximately 15% of the project shall be completed in 2006.

About Ituran

Ituran provides location-based services, consisting predominantly of stolen vehicle recovery and tracking services, as well as wireless communications products used in connection with its location-based services and various other applications. Ituran offers mobile asset location, Stolen Vehicle Recovery, management & control services for vehicles, cargo and personal security, and radio frequency identification products for various purposes including automatic meter reading, electronic toll collection and homeland security applications. Ituran’s subscriber base has been growing significantly since the Company’s inception to over 375,000 subscribers distributed globally. Established in 1995, Ituran has approximately 800 employees worldwide, provides its location based services and has a market leading position in Israel, Brazil, Argentina and the United States. The company also sells its products in China and South Korea.

About Telematics Wireless

Telematics Wireless, a subsidiary of Ituran, is a global leader in the delivery of robust, reliable and advanced RF wireless systems and networks for the fast-growing M2M industry. Established in 1995, Telematics has delivered and installed a wide variety of cutting-edge wireless systems that support a wide spectrum of services in many aspects of our daily life. Applications Include the locating of people and assets, Automatic Meter Reading, Electronic Toll Collection and asset management, tracking and monitoring for logistic systems.

Telematics excels in the delivery of unique, high performance and sophisticated wireless communication systems and networks with the emphasis on ultra low power consumption, high data rates, low cost and tailoring to its customers needs . Over 1,500,000 reliable wireless network devices and systems have been installed worldwide.

Telematics is an ISO 9001 certified company.

International Investor Relations

Ehud Helft (Ehud.Helft@gkir.com)
Kenny Green (Kenny.Green@gkir.com)
GK Investor Relations
(US) +1-866-704-6710

Investor Relations in Israel

Amit Lev Ari (amit@km-ir.co.il)
KM Investor Relations
(Israel) +972-3-5167620